Exhibit 107

Calculation of Filing Fee Tables

Form S-1

(Form Type)

AVANT TECHNOLOGIES INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Share (1)	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Equity	Shares of common stock, par value $0.001 per share, underlying an equity financing agreement with GHS Investments, LLC	457(c)	40,000,000	$0.50	$20,000,000.00	0.0001531	$3,062.00
Fees Previously Paid

	Total Offering Amounts					$20,000,000.00		$3,062.00
	Total Fees Previously Paid							—
	Total Fee Offsets							—

	Net Fee Due							$3,062.00

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average high and low prices of the common stock on the OTCQB on February 28, 2025.